UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009	File No.: 001-31891

TRANSGLOBE ENERGY CORPORATION
(Translation of registrant's name into English)

#2500, 605 – 5th Avenue S.W., Calgary, AB T2P 3H5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXPLANATORY NOTE

This report on Form 6-K/A amends the Form 6-K previously filed on March 13, 2009. The Company has made a revision on page 16 of the original Management’s Discussion and Analysis (“MD&A”) in a statement regarding Internal Controls over Financial Reporting. No attempt has been made in this Amended 2008 MD&A to modify or update other events occurring or disclosures presented in the MD&A as originally filed, except as required to reflect the effect of the amendment to the statement regarding Internal Controls over Financial Reporting. The Company has updated its 2009 Production, Funds Flow from Operations and Capital Outlook in its 2009 Second Quarter MD&A.

SUBMITTED HEREWITH

Exhibits

99.1	Amended 2008 MD&A

99.2	Form 52-109F1R "Certificate of Refiled Annual Filings", CEO

99.3	Form 52-109F1R "Certificate of Refiled Annual Filings", CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: September 9, 2009	By:	/s/ Lloyd Herrick

Lloyd Herrick
Vice President & COO